Exhibit 99.1

FANG REACHES SUPPLEMENTAL AGREEMENTS WITH WANLI

BEIJING, May 19, 2016 /PRNewswire/ -- SouFun Holdings Limited (NYSE: SFUN) (“Fang” or the “Company”), the leading real estate Internet portal in China, today provided a further update on its proposed acquisition of a controlling stake in Chongqing Wanli New Energy Co., Ltd. (“Wanli”), a company listed on the Shanghai Stock Exchange (“SSE”) (stock code: 600847), and the sale of Wanli’s assets (such transactions, collectively, the “Restructuring”).

On May 18, 2016, the Company’s wholly-owned subsidiaries, Beijing SouFun Fang Tian Xia Network Technology Co., Ltd. (“SouFun Network”), Beijing Fang Tian Xia Network Technology Co., Ltd. (“Fang Tian Xia Network”), Beijing SouFun Decorative Engineering Co., Ltd. (together with SouFun Network and Fang Tian Xia Network, collectively, the “Fang Subsidiaries”) and Beijing SouFun Science and Technology Development Co., Ltd. reached a supplemental share subscription and asset purchase agreement with Wanli and Mr. Xicheng Liu, the ultimate controlling shareholder of Wanli, to amend and supplement the share subscription and asset purchase agreement entered into on January 19, 2016. On the same day, the Fang Subsidiaries also entered into a supplemental profit compensation agreement with Wanli to amend and supplement the profit compensation agreement entered into on January 19, 2016.

Under the terms of the share subscription and asset purchase agreement, as amended and supplemented, the consideration for the acquisition by Wanli of the entire equity interest in five wholly-owned subsidiaries of the Fang Subsidiaries that operate as the Company’s service platforms for online advertising business (the “Fang Assets”) will be RMB16.18 billion, based on a valuation determined by an independent asset appraisal company, in exchange for the subscription by the Fang Subsidiaries of the shares in Wanli (the “Subscription Shares”).

Under the terms of the profit compensation agreement, as amended and supplemented, in the event that the consolidated net profits attributable to shareholders (excluding extraordinary items) of the Fang Assets in any of the fiscal years of 2016, 2017 and 2018 (collectively, the “Covered Period”) are less than the profit target for the respective fiscal year of RMB800 million, RMB1,040 million and RMB1,352 million, or there is any impairment loss at the end of the Covered Period, each of the Fang Subsidiaries will be jointly and severally liable to compensate Wanli for the shortfall of the profit target or the impairment loss by transferring such number of Subscription Shares for a nominal price as calculated based on a pre-determined formula, subject to a cap equal to the total number of the Subscription Shares.

The consummation of the Restructuring remains subject to the requisite internal approvals of the relevant parties and regulatory clearance, including by the China Securities Regulatory Commission. There is no assurance that these approvals or regulatory clearance will be obtained within an expected timeframe, or at all.

About Fang

Fang operates the leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through our websites, we provide e-commerce, marketing, listing, financial and other value-added services for China's fast-growing real estate and home furnishing and improvement sectors. Our user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains about 100 offices to focus on local market needs and its website and database contains real estate related content covering more than 629 cities in China. For more information about Fang, please visit http://ir.fang.com.

About Wanli

Founded in 1992, Wanli is a manufacturer of storage batteries. Wanli’s shares have been listed on the Shanghai Stock Exchange since 1994.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the Restructuring. Statements that are not historical facts, including statements about Fang's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, without limitation, whether the Restructuring will receive the requisite approvals and clearance, whether the Restructuring will proceed as planned, the impact of the Restructuring on Fang’s business operations, the impact of Fang’s transformation from a pure Internet information platform to a transaction-oriented platform, the impact of Fang’s implementation of a "zero tolerance policy" that has resulted in dismissal of employees, the impact of the slowdown in China’s real estate market on Fang and the impact on revenues of Fang’s existing and new service fees reductions, the ability of Fang to retain real estate listing agencies as customers during challenging economic periods, the success of Fang's new business initiatives, the ability of Fang to manage its operating expenses, the impact of, measures taken or to be taken by the Chinese government to control real estate growth and prices and other events which could occur in the future, economic challenges in China's real estate market, the impact of competitive market conditions for Fang’s services, Fang’s ability to maintain and increase its leadership in China's home related internet sector, the uncertain regulatory landscape in China, fluctuations in Fang’s quarterly operating results, Fang’s continued ability to execute business strategies including SouFun membership services and SouFun Online Shop, Fang’s ability to continue to expand in local markets, Fang’s reliance on online advertising sales and listing services and transactions for its revenues, any failure to successfully develop and expand Fang’s content, service offerings and features, including the success of new features to meet evolving market needs, and the technologies that support them, the quality of the loans Fang originates and resells and the performance of those loans in the future, Fang’s ability to successfully service and process customer loans for its own benefit and for the purchasers of those loans and any failure to successfully integrate acquired businesses in the event of future acquisitions.

For investor and media inquiries, please contact:

Mr. Kent Cangsang Huang
CFO
Phone: +86-10-5631-9668
Email: huangcangsang@fang.com